EXHIBIT 15

May 24, 2023

The Board of Directors

Nomura Holdings, Inc.

We are aware of the incorporation by reference in this Registration Statement (Form S-8) of Nomura Holdings, Inc. pertaining to the Restricted Stock Units of Nomura Holdings, Inc. for the Performance Year Ended March 31, 2023 of our report dated December 16, 2022 relating to the unaudited consolidated balance sheet of Nomura Holdings, Inc. as of September 30, 2022, and the related unaudited consolidated statements of income, comprehensive income, and changes in equity for the three-month and six-month periods ended September 30, 2022 and 2021, and the unaudited consolidated statements of cash flows for the six-month periods ended September 30, 2022 and 2021, and the related notes that is included in its Form 6-K dated December 16, 2022.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan